                                                                File No. 70-9095

As Filed with the Securities and
Exchange Commission on March 30, 2001


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                 -----------------------------------------------
                         POST-EFFECTIVE AMENDMENT NO. 14
                                       To
                                    FORM U-1
                                   DECLARATION
              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ------------------------------------------------

                                              CONECTIV
   ACE REIT, INC.                                      CONECTIV OPERATING SERVICES COMPANY
   ATE INVESTMENT, INC.                                CONECTIV PROPERTIES AND INVESTMENTS, INC.
   ATS OPERATING SERVICES, INC.                        CONECTIV RESOURCE PARTNERS, INC.
   ATLANTIC CITY ELECTRIC COMPANY                      CONECTIV SERVICES, INC.
   ATLANTIC GENERATION, INC.                           CONECTIV SOLUTIONS LLC.
   ATLANTIC JERSEY THERMAL SYSTEMS, INC.               CONECTIV THERMAL SYSTEMS, INC.
   ATLANTIC SOUTHERN PROPERTIES, INC.                  DCI I, INC.
   BINGHAMTON GENERAL, INC.                            DCI II, INC.
   BINGHAMTON LIMITED, INC.                            DCTC-BURNEY, INC.
   CONECTIV ATLANTIC GENERATION, L.L.C.                DELMARVA POWER & LIGHT COMPANY
   CONECTIV COMMUNICATIONS, INC.                       KING STREET ASSURANCE LTD.
   CONECTIV DELMARVA GENERATION, INC.                  PEDRICK GEN., INC.
   CONECTIV ENERGY HOLDING COMPANY                     VINELAND LIMITED, INC.
   CONECTIV ENERGY SUPPLY, INC.                        VINELAND GENERAL, INC.
   CONECTIV MID-MERIT, INC.

                                 800 King Street
                              Wilmington, DE 19899

                            CONECTIV PLUMBING, L.L.C.
                                621 Chapel Avenue
                              Cherry Hill, NJ 08034

  (Names of companies filing this statement and address of principal executive offices)

                                    Conectiv
                 -----------------------------------------------
                 (Name of top registered holding company parent)

                                 Philip S. Reese
                          Vice President and Treasurer
                                    Conectiv
                                 (address above)
--------------------------------------------------------------------------------
                     (Name and address of agent of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

Peter F. Clark, Esquire      Joyce Koria Hayes, Esquire          Judith A. Center, Esquire
Vice President and           7 Graham Court                      William C. Weeden
General Counsel              Newark, DE 19711                    Skadden, Arps, Slate,
Conectiv                                                           Meagher, & Flom LLP
(address above)                                                  1440 New York Avenue, N.W.
                                                                 Washington, D.C. 20005

Items 1 through 7 in Post-Effective Amendment No. 12 are replaced in their entireties by the following:

Item 1.  Description of Proposed Transactions

(a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reason why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

A.      BACKGROUND

        Conectiv, a Delaware corporation, previously was authorized under
Section 9(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), to consummate certain transactions resulting in the acquisition by Conectiv of all of the outstanding common stock of Delmarva Power & Light Company, a Delaware and Virginia corporation and an operating public utility company providing electric service in Delaware, Maryland and Virginia and natural gas service in northern Delaware ("Delmarva"), and of Atlantic City Electric Company, a New Jersey corporation and an operating public utility company providing electric service in southern New Jersey ("ACE") (ACE and Delmarva, as well as two recently-formed public utility companies, Conectiv Delmarva Generation, Inc. ("CDG") and Conectiv Atlantic Generation, L.L.C. ("CAG")(1), are collectively referred to as the "Utility Subsidiaries"), and of certain direct and indirect nonutility subsidiaries ("Nonutility Subsidiaries"). Both Utility Subsidiaries and Nonutility Subsidiaries are referred to collectively as "Subsidiaries". See HCAR No. 26832 dated February 25, 1998 (the "Merger Order") in File No. 70-9069. Following the merger, Conectiv and its Subsidiaries filed an Application/Declaration on Form U-1 in this File No. 70-9095 requesting authorization for financing transactions. Those financing transactions were approved by Order dated February 26, 1998 (HCAR No. 26833) as supplemented by Orders dated August 21, 1998 (HCAR No. 26907), September 28, 1998 (HCAR No. 26921), October 21, 1998 (HCAR No. 26930), November 13, 1998
(HCAR No. 26941), December 14, 1999 (HCAR No. 27111) and August 17, 2000 (HCAR No. 27213) (the "Financing Orders").

        Pursuant to the Financing Orders, during the period ending March 31, 2002, Conectiv is authorized, among other authorizations, to: 1) issue short-term debt aggregating no more than $1.3 billion less any amount of short-term debt issued by Delmarva under its authorization to issue up to $275 million of short-term debt; 2) issue up to $250 million of long-term debt with the reservation of jurisdiction over an additional $750 million of long-term debt(2); 3) issue common stock which, when combined with any long-term debt issued, does not exceed $500 million in the aggregate(3); and 4) enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support to the obligations of Subsidiaries in an aggregate amount not to exceed $350 million.

        Financings authorized in the Financing Orders (and all financing requested herein unless otherwise indicated) are subject to certain limitations contained therein as follows:

        i) Conectiv's consolidated common equity will be at least 20% of its total consolidated capitalization ("Common Equity Ratio"), as adjusted to reflect subsequent events that affect capitalization;

----------------
(1) Authorized pursuant to Commission Order in HCAR No. 27192; 70-9655 (the "GENCO Order").

(2) If such reservation of jurisdiction is removed, the proceeds of any new issuance of long-term debt exceeding $250 million must be used to reduce short-term debt.

(3) Conectiv has issued $250 million of unsecured long-term debt pursuant to the Orders. Conectiv may issue up to an additional $250 million of common stock and long-term debt in aggregate.

        ii) the effective cost of money on long-term debt securities will not exceed 300 basis points over comparable term U.S. Treasury securities and the effective cost of money on short-term debt securities will not exceed 300 basis points over the comparable term London Interbank Offered Rate ("LIBOR");

        iii)    maturity of indebtedness will not exceed 50 years; and

        iv) the underwriting fees, commissions, or similar remuneration paid in connection with the issue, sale or distribution of a security will not exceed 5% of the principal amount of the financing.

        The purpose of this filing is to request authorization for the following:

- An extension of the effective period for all authorizations contained in the Financing Orders through September 30, 2003 (the "Authorization Period") and changes in certain authorizations as described below.(4)

- An increase in the amount of short-term debt that Conectiv is authorized to have outstanding during the Authorization Period from $1.3 billion to $2.0 billion with Conectiv permitted to issue securities during the Authorization Period so long as the Common Equity Ratio is at least 20%. Such issuance by Conectiv would be exclusive of any short-term debt issued by Delmarva.


-------------------------
(4) Authorizations contained in the Financing Orders which are requested to be extended but not amended include:

1) Conectiv's authority to issue up to 10 million shares of Common Stock pursuant to employee benefit plans and the Conectiv Dividend Reinvestment Plan.
2) Conectiv's authority to issue up to $500 million of Common Stock less any long-term debt issued. Since Conectiv has issued $250 million of long-term debt, authorization remains only to issue up to an additional $250 million of common stock and long-term debt in aggregate.
3) Conectiv's and the Utility Subsidiaries' authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates.
4) Conectiv's authority to issue other securities subject to a reservation of jurisdiction over the additional types of securities pending completion of the record.
5) Delmarva's authority to issue up to $275 million of short-term debt and the Utility Subsidiaries' authority to issue securities which are not exempt subject to a reservation of jurisdiction over these additional types of securities pending completion of the record.
6) Nonutility Subsidiaries' authority to issue securities which are not exempt subject to a reservation of jurisdiction over the issuance of additional types and amounts of securities that are not exempt under Rule 52 (b) pending completion of the record.
7) Nonutility Subsidiaries' authority to provide credit support to each other in an aggregate amount not to exceed $100 million.
8) Nonutility Subsidiaries' authority to change authorized capital stock and to issue dividends out of capital without further authorization of the Commission.
9) Authority of Subsidiaries to organize new corporations, trusts, partnerships or other entities for the purpose of facilitating financings.
10) Modification in the Common Equity Ratio condition to state that the Common Equity Ratio would be at least 20%, as adjusted to reflect subsequent events that affect capitalization.
11) Conectiv's authority to issue up to $750 million of long-term debt subject to a reservation of jurisdiction. It is understood that the proceeds from the issuance of up to $500 million of long-term debt subject to the reservation of jurisdiction must be used to reduce short-term debt. Including authorizations sought herein, the aggregate debt that Conectiv would be permitted to have outstanding prior to the removal of the reservation of jurisdiction would be $2.0 billion of short-term debt plus $250 million of long-term debt previously issued. If the reservation of jurisdiction is removed, the aggregate debt that Conectiv could have outstanding would total $1.5 billion of short-term debt and $1 billion of long-term debt for a total of $2.5 billion. In addition, Delmarva would be authorized to have outstanding up to $275 million of short-term debt.
12) Conectiv's authority to make investments in Exempt Wholesale Generators ("EWGs") in an amount not to exceed $350 million.

- An increase in the amount of guarantees, letters of credit and other forms of credit support that Conectiv can offer on behalf of the obligations of Subsidiaries from $350 million to $1.5 billion and the addition of obligations of non-affiliated third-parties to the obligations that may be guaranteed.

- The establishment of special purpose subsidiaries of CDG and CAG (the "New Utility Subsidiaries") and the acquisition of utility property by CDG, CAG and the New Utility Subsidiaries in an amount not to exceed $1 billion in aggregate.

- The issuance of up to $1 billion of debt and equity securities in aggregate by CDG, CAG and the New Utility Subsidiaries, the acquisition of such securities by the respective parent, the issuance of up to $1 billion of securities by CEH to Conectiv in order finance the acquisition of securities issued by its subsidiaries. Any debt issued by CDG, CAG or the New Utility Subsidiaries will mature in thirty years or less and will bear interest at a rate designed to approximate the lender's cost of money. Such interest rate will not exceed 300 basis points over comparable term U.S. Treasury securities for long-term debt and the effective cost of money on short-term debt securities will not exceed 300 basis points over the comparable term LIBOR rate.

- Participation in the Conectiv System Money Pool ("Money Pool") by the New Utility Subsidiaries with aggregate Money Pool borrowings by CDG, CAG and the New Utility Subsidiaries limited to $1 billion less any debt or equity securities issued to their respective parents as described immediately above.

B. EXTENSION OF AUTHORIZATION PERIOD; INCREASE IN AUTHORIZED SHORT-TERM DEBT FOR CONECTIV.

        Conectiv herewith requests an extension of the Authorization Period to September 30, 2003. Conectiv also requests an increase in the aggregate amount of short-term debt at any one time outstanding to no more than $2 billion. The $2 billion limitation would be exclusive of any short-term debt issued by Delmarva. Delmarva would retain its authorization pursuant to the Financing Orders to issue up to $275 million of short-term debt.

        Under the Delaware, Maryland, Virginia and New Jersey electric industry restructuring legislation and the implementing rules, Delmarva and ACE are required to exit the business of generating electricity. To this end, Delmarva and ACE entered into agreements to sell certain of their generation facilities to third-parties. These sales originally were scheduled to close in 2000. However, due to regulatory delays, the sales have not yet closed. It is currently anticipated that sales of substantially all of Delmarva's generation assets to third-parties and sales of all of ACE's generation assets to third-parties will be delayed to 2001. It is possible, however, that the sales will be further delayed or modified.

        At a date after ACE closes on the sales of its generation assets, it is expected that debt will be issued by a special purpose subsidiary of ACE and secured by regulatory assets created under the New Jersey Electric Discount and Energy Competition Act ("Securitized Debt"). The Securitized Debt will be issued pursuant to an order of the New Jersey Board of Public Utilities and an order of this Commission pursuant to an application to be filed later.

        The primary use of the funds from the sales of the generation facilities and the issuance of the Securitized Debt is planned to be short-term and long-term debt reduction, ACE and Delmarva equity repurchase and new investments. The continued uncertainty of the timing of the receipt of these funds combined with the need to fund the ongoing operations and capital needs of Conectiv and the Subsidiaries require an increase in the authorization for short-term debt. Therefore, Conectiv requests Commission authorization to issue up to $2 billion of short-term debt during the Authorization Period.

        Types of short-term debt securities will include, but not be limited to, borrowings under one or more revolving credit facilities, commercial paper, short-term notes and bid notes. Interest rates on short-term debt will be comparable to interest rates on debt with like terms and maturities issued by companies with similar credit ratings, and in any case will not exceed 300 basis points over the comparable term LIBOR rate. The maturity of any short-term debt issued will not exceed 364 days or, if the notional maturity is greater than 364 days, the debt security will include put options at appropriate points to cause the security to be accounted for as a current liability under United States generally accepted accounting principles ("GAAP"). All short-term debt will be unsecured, ranking pari passu with other unsecured debt of Conectiv. Further, Conectiv asserts that no issuance of short-term debt would be undertaken that would result in the Common Equity Ratio declining to a level below 20%.

        The additional short-term debt will be used to finance Conectiv's capital program, including the construction of mid-merit generation facilities (as described in Section D below), to bridge any further delays in the sale of the generation facilities noted above and the subsequent securitization of certain stranded costs related to those generation facilities and for other general corporate purposes. In addition, Conectiv needs to maintain a liquidity facility for certain subsidiary variable rate demand bonds and capacity to handle margin calls for energy trading operations and the requirement to be the provider of last resort in deregulated electricity markets. It is highly unlikely that the increased level of short-term debt requested herein by Conectiv would reduce the projected common stock equity positions on a consolidated basis of Conectiv, ACE and Delmarva that are detailed in Exhibit H-3 through the Authorization Period.

C. INCREASE IN THE AUTHORIZATION FOR CONECTIV GUARANTEES AND OTHER CREDIT SUPPORT MECHANISMS.

        Authorization is requested for Conectiv during the Authorization Period to enter into guarantees to third-parties, obtain letters of credit, enter into support or expense agreements or otherwise provide credit support with respect to the obligations of the Subsidiaries as may be appropriate to carry on in the ordinary course of their respective businesses and to enter into guarantees of non-affiliated third-parties obligations in the ordinary course of Conectiv's business in an aggregate amount up to $1.5 billion (the "Guarantee Limit"). The increased level will permit Conectiv to provide guarantees to vendors involved in the construction of the mid-merit generation plants, to lenders for potential financing transactions related to the mid-merit plants and to counterparties for a higher level of energy trading activity. Excluded from the Guarantee Limit are obligations exempt pursuant to Rule 45. The issuance of any guarantees will be subject to the limitations of the order issued pursuant to Rule 53(c) authorizing Conectiv to invest up to $350 million in EWGs or Rule 58(a)(1), as applicable. To the extent that any guarantees appear as short-term debt on Conectiv's balance sheet, that debt also would be included in the short-term debt limitation.

        A portion of the guarantees proposed to be issued by Conectiv will be in connection with the business of Conectiv Energy Supply, Inc. ("CESI"), a wholly owned subsidiary of Conectiv. CESI conducts the power marketing and trading operations of the Conectiv System. Conectiv may wish to provide credit support in connection with the trading positions of CESI entered into in the ordinary course of CESI's energy marketing and trading businesses. The provision of parent guarantees by holding companies to affiliates in the generation and power marketing business is standard business practice.

        In order to finance a portion of its capital program, Conectiv may enter into a financial transaction known as a "synthetic lease." The synthetic lease affords off-balance sheet accounting treatment but permits Conectiv to retain the tax benefits of ownership. Specifically, under such an arrangement, Conectiv would receive the tax benefits of depreciation but would not have to recognize such depreciation in its income statement. To implement a synthetic lease, Conectiv would lease certain generation facilities (specifically, mid-merit generation facilities which may be either EWGs or utility property) from a non-affiliated third-party special purpose entity ("SPE") established to finance construction of the generation facilities. The SPE would borrow on a short-term basis from a group of lenders to fund construction and Conectiv would guarantee a portion of the short-term debt of the SPE. Such guarantees would be included under the Guarantee Limit. The synthetic lease arrangement would not require the approval of any state public utility commission because the leased assets are not utility property for purposes of state regulation.

        Certain of the guarantees may be in support of obligations that are not capable of exact quantification. In such cases, Conectiv will determine the exposure under a guarantee for purposes of measuring compliance with the Guarantee Limit by appropriate means including estimation of exposure based on loss experience or potential payment amounts.

D. AUTHORIZATION FOR THE ACQUISITION OF UTILITY PROPERTY AND ESTABLISHMENT OF NEW SUBSIDIARIES.

        Pursuant to the GENCO Order, Delmarva contributed approximately 1,364 megawatts of net generating and related assets to CDG on July 1, 2000. On the same date and pursuant to the GENCO Order, ACE transferred approximately 502 megawatts of net generating and related assets to CAG. CDG and CAG are utility companies under the Act but are not subject to state regulation. Therefore, Commission authorization is required for additional acquisitions of utility property. CDG was granted authority to reacquire certain assets pursuant to a like-kind exchange(5) if CDG was not an EWG at the time of the exchange. It is now known that CDG will not be an EWG at the time of the transfer so the assets will be acquired as utility assets.

        Conectiv requests authorization for the establishment of the New Utility Subsidiaries and for CDG and CAG to directly, or indirectly through the New Utility Subsidiaries, acquire up to an aggregate amount of $1 billion of utility property during the Authorization Period in addition to the like-kind exchange assets. The authorization to use special purpose subsidiaries of CDG or CAG is required to provide operating and tax planning flexibility. The New Utility Subsidiaries may be corporations or limited liability companies wholly owned by CDG or CAG, as appropriate.

        Under the Financing Orders, Conectiv has authority to invest up to $350 million in EWGs. The authority requested herein to invest up to $1 billion in utility generation assets is in addition to the $350 million authority for EWGs.

        As Conectiv has discussed in previous filings with the Commission(6), as the result of Delaware, Maryland, Virginia and New Jersey electric industry restructuring legislation and implementing rules, Delmarva and ACE are required to exit the business of generating electricity. It is Conectiv's intention to retain and develop additional flexible, low-cost mid-merit generation to address competitive opportunities in the Mid-Atlantic region. The mid-merit market is the segment between base load and peak generation, where flexibility is more important than size. The mid-merit market consists of electric generating plants that are fuel-flexible with the ability to start up and shut down quickly based on customer demand, weather conditions and price fluctuations. As part of this business strategy, Conectiv has transferred the capacity described above to CDG and CAG, and will pursue acquisition and development opportunities for additional CDG and CAG generation. Such generation will be located

----------------------
(5) The like-kind exchange transaction involves the exchange, for tax purposes, of Delmarva's interest in certain fossil-fuel generation plants previously transferred to a third-party intermediary for certain mid-merit facilities under construction. The transaction is more fully described in the File No. 70-9655.
(6) See GENCO Order (70-9655; HCAR No. 27192; June 29, 2000) and the order issued in this file (HCAR No. 27213; August 17, 2000).

within the region where Conectiv currently operates and participates in the power supply business, and its acquisition and development will fully comply with the requirements and standards of Sections 9 and 10 of the Act.

E. FINANCING OF UTILITY PROPERTY AND PARTICIPATION BY NEW UTILITY SUBSIDIARIES IN CONECTIV SYSTEM MONEY POOL.

        In the GENCO order, Conectiv Energy Holding Company ("CEH") and its direct and indirect subsidiaries (ACE REIT, CAG and CDG) received combined financing authorization to their respective parent companies of up to $750 million. It was expected that this authorization, in combination with a previous order in this file that permitted Conectiv to invest up to $350 million in EWGs, would be sufficient until CDG and CAG qualified as EWGs. At that time, it was anticipated that Conectiv would file for a substantial increase in EWG investments. However, state regulatory proceedings are encountering significant delays due to issues surrounding deregulation. Conectiv does not believe it could receive requisite action from state commissions in time to permit a timely increase in the level of permitted EWG investment.

        Conectiv expects to fund the construction of new generating facilities (specifically, the mid-merit facilities) using internally generated funds and short-term debt until such time as long-term debt may be issued. Authorization is requested 1) for Conectiv to fund CEH, the subsidiary holding company formed pursuant to the GENCO Order, 2) for CEH in turn to fund CDG and ACE REIT, Inc. ("ACE REIT"), an intermediate holding company and parent of CAG, 3) for ACE-REIT to fund CAG and for CDG and CAG to fund any New Utility Subsidiary formed by each through the issuance of debt or equity securities to and the acquisition of the security by the respective parent company. The aggregate amount of financing channeled down to CDG, CAG or the New Utility Subsidiaries (the companies making the investment in the new generating facilities), in combination with any Money Pool borrowings described below, will not exceed $1 billion during the Authorization Period.(7) Any debt issued by CDG, CAG or the New Utility Subsidiaries will mature in thirty years or less and will bear interest at a rate designed to approximate the lender's cost of money. Such interest rate will not exceed 300 basis points over comparable term U.S. Treasury securities for long-term debt and the effective cost of money on short-term debt securities will not exceed 300 basis points over the comparable term LIBOR rate.

        CDG, CAG and the New Utility Subsidiaries may finance all or part of the construction using borrowings from the Money Pool. To facilitate such borrowings, authorization is requested for the New Utility Subsidiaries to participate in the Money Pool (CEH, ACE REIT, CDG and CAG were approved for participation in the Money Pool in the GENCO Order). Aggregate Money Pool borrowings by CDG, CAG and the New Utility Subsidiaries, in combination with any debt or equity securities issued to their respective parents as described above, will not exceed $1 billion during the Authorization Period and will be made under the same terms and conditions as borrowings by existing Money Pool participants.

F.  SUMMARY OF REQUESTED ACTION.

        Conectiv requests that this Commission authorize:

--------------------
(7) Pursuant to the GENCO Order, CEH is authorized to issue up to $750 million of equity or debt securities less any amount of debt issued by a CEH subsidiary directly to Conectiv, CDG is authorized to issue up to $150 million of equity or debt securities and ACE REIT and CAG each are authorized to issue up to $100 million of equity or debt securities. To consolidate all authorizations related to financing of or by subsidiaries under one file, Conectiv requests that increased authorizations be approved in this file and that the CEH, CDG, ACE REIT and CAG financing portion of the GENCO Order and the authorization for CEH, CDG, ACE REIT and CAG to participate in the Conectiv System Money Pool be deemed replaced by the order issued in this file.

- An extension of the Authorization Period through September 30, 2003 for all authorities granted in the Financing Orders and amendment of certain authorities as described below.

- An increase in the amount of short-term debt that Conectiv is authorized to have outstanding during the Authorization Period from $1.3 billion to $2 billion with Conectiv permitted to issue securities during the Authorization Period so long as the Common Equity Ratio is at least 20%. Such issuance by Conectiv would be exclusive of any short-term debt issued by Delmarva.

- An increase in the amount of guarantees, letters of credit and other forms of credit support that Conectiv can offer on behalf of the obligations of Subsidiaries from $350 million to $1.5 billion and the addition of obligations of non-affiliated third-parties to the obligations that may be guaranteed.

- The establishment of the New Utility Subsidiaries and the acquisition of utility property by CDG, CAG and the New Utility Subsidiaries in an amount not to exceed $1 billion in aggregate.

- The issuance of up to $1 billion of debt and equity securities in aggregate by CDG, CAG and the New Utility Subsidiaries, the acquisition of such securities by the respective parent, the issuance of up to $1 billion of securities by CEH to Conectiv in order finance the acquisition of securities issued by its subsidiaries. Any debt issued by CDG, CAG or the New Utility Subsidiaries will mature in thirty years or less and will bear interest at a rate designed to approximate the lender's cost of money. Such interest rate will not exceed 300 basis points over comparable term U.S. Treasury securities for long-term debt and the effective cost of money on short-term debt securities will not exceed 300 basis points over the comparable term LIBOR rate.

- Participation in the Money Pool by the New Utility Subsidiaries with aggregate Money Pool borrowings by CDG, CAG and the New Utility Subsidiaries limited to $1 billion less any debt or equity securities issued to their respective parents as described immediately above.

G.    DISCUSSION OF RULES 53 AND 54

        Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a Foreign Utility Company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b), or (c) are satisfied. As demonstrated below, such rules are satisfied.

        By Order dated August 17, 2000, HCAR No. 27213 (the "August 17 Order"), the Commission authorized Conectiv to invest up to $350 million ("EWG Project Limit") in EWGs. Conectiv has no investments in FUCOs and does not propose to make any investments in FUCOs. Conectiv is currently in compliance with the EWG Project Limit, in that its current investment in EWGs as of December 31, 2000 equals $47.5 million. Moreover, Conectiv will inform the Commission of its investments in EWGs on an ongoing basis by filing with the Commission, as required by the August 17 Order, quarterly certificates containing extensive information specified in the August 17 Order concerning those investments. With respect to the other requirements of Rule 53:

    (i) Conectiv maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

        (A) For each United States EWG in which Conectiv directly or indirectly holds an interest:

        (1) the books and records for such EWG will be kept in conformity with GAAP;

        (2) the financial statements will be prepared in accordance with GAAP;
and

        (3) Conectiv directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

    (B) For each FUCO or foreign EWG which is a majority-owned subsidiary of
Conectiv:

        (1) the books and records for such subsidiary will be kept in accordance with GAAP;

        (2) the financial statements for such subsidiary will be prepared in accordance with GAAP; and

        (3) Conectiv directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

    (C) For each FUCO or foreign EWG in which Conectiv owns 50% or less of the voting securities, Conectiv directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause:

        (1) such entity to maintain books and records in accordance with GAAP;

        (2) the financial statements of such entity to be prepared in accordance with GAAP; and

        (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, will provide the Commission on request copies of such materials as are made available to Conectiv and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, Conectiv will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2) (iii) (B) of Rule 53.

    (ii) No more than 2% of Conectiv's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which Conectiv directly or indirectly holds an interest.

    (iii) Conectiv, in connection with any Form U-1 seeking approval of EWG or FUCO financing, will submit copies of such Form U-1 and every certificate filed pursuant to Rule 24 with every federal, state or local regulator having jurisdiction over the retail rates of the public utility companies in the Conectiv holding company system. In addition, Conectiv will submit to each such commission copies of any amendments to any Form U-1 seeking approval of EWG or FUCO financing and any Rule 24 certificates required thereunder, as well as a copy of Item 9 of Conectiv's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization therein requested is granted).

    (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for a transaction requiring Commission approval for the issuance and sale of a security by Conectiv for purposes other than the acquisition of an EWG or FUCO or other transactions by Conectiv or its subsidiaries other than with respect to EWGs or FUCOs.

    (A) Neither Conectiv nor any subsidiary of Conectiv having a book value exceeding 10% of Conectiv's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

    (B) As stated previously, Conectiv is in complete compliance with the August 17 Order, which dealt with the status of Conectiv's consolidated retained earnings.

    (C) Conectiv did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 1999 in excess of 5% of Conectiv's December 31, 1999 consolidated retained earnings.

Item 2.  Fees, Commissions and Expenses.

(a) The fees, commissions and expenses to be incurred, directly or indirectly, by Conectiv or any associate company thereof in connection with the proposed transactions are estimated as follows:

       Fees of Conectiv Resource Partners, Inc......                    $ *
       Fees of outside counsel............                              $ *
       Miscellaneous expenses                                           $ *
                                                                         --
       TOTAL..............................                              $ *

* to be filed by amendment

(b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

The financial statements and other portions of this declaration were prepared by personnel of Conectiv Resource Partners, Inc., whose time will be charged to Conectiv at cost as appropriate.

Item 3.   Applicable Statutory Provisions

(a) State the sections of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

Sections 6 and 7 of the Act and Rules 53 and 54 of the Act are applicable to the issuance of the additional short-term debt by Conectiv and to the guarantee of the obligations of third-parties and the issuance of equity or debt securities by CAG or CDG for which authorization is sought. Section 12(b) and Rule 45 are applicable to the issuance of guarantees of Subsidiaries. Sections 9(a) and 10 are applicable to the acquisition of utility assets by CDG, CAG and the New Utility Subsidiaries.

(b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transactions, and the reasons why it is or will become such an affiliate.

Not applicable.

Item 4.  Regulatory Approval.

(a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

No other regulatory agency has jurisdiction over the proposed transactions.

(b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction

Not applicable.

Item 5. Procedure.

(a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

Due to the need for increased financing flexibility early in the year 2001, Conectiv requests expedited treatment and requests that the Commission issue and publish not later than January 22, 2001, the requisite notice under Rule 23 with respect to the filing of this Declaration. Conectiv further requests that such notice specify a date not later than February 28, 2001 as the date after which the Commission may issue an order granting this Application.

(b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Corporate Regulation may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Conectiv waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.  Exhibits and Financial Statements.

(a)     Exhibits:

        A      Not applicable
        B      Not applicable
        C      Not applicable
        D      Not applicable
        E      Not applicable
        F      Opinion of counsel (to be filed by amendment)
        G      Form of Federal Register notice (previously filed)
        H - 1  Conectiv Capitalization and Cash Flow Forecast (filed under request for confidential treatment) (previously filed)


(b) Financial Statements:

        FS-1    Conectiv Consolidated Balance Sheet per books and proforma, dated September 30, 2000. (previously filed)
        FS-2    Conectiv Consolidated Income Statement per books and proforma for the period ended September 30, 2000 (previously filed)
        FS-3    Conectiv Consolidated Financial Data Schedule (previously filed)

Item 7.     Information as to Environmental Effects.

(a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4312(2)(C)). If the response to this item is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

(b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other Federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                   SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment No. 14 to Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.


        DATE:  March 30, 2001       CONECTIV
                                    ACE REIT, INC.
                                    ATE INVESTMENT, INC.
                                    ATS OPERATING SERVICES, INC.
                                    ATLANTIC CITY ELECTRIC COMPANY
                                    ATLANTIC GENERATION, INC.
                                    ATLANTIC JERSEY THERMAL SYSTEMS, INC.
                                    ATLANTIC SOUTHERN PROPERTIES, INC.
                                    BINGHAMTON GENERAL, INC.
                                    BINGHAMTON LIMITED, INC.
                                    CONECTIV ATLANTIC GENERATION, L.L.C.
                                    CONECTIV COMMUNICATIONS, INC.
                                    CONECTIV DELMARVA GENERATION, INC.
                                    CONECTIV ENERGY HOLDING COMPANY
                                    CONECTIV ENERGY SUPPLY, INC.
                                    CONECTIV MID-MERIT, INC.
                                    CONECTIV OPERATING SERVICES COMPANY
                                    CONECTIV PLUMBING, L.L.C.
                                    CONECTIV PROPERTIES AND INVESTMENTS, INC.
                                    CONECTIV RESOURCE PARTNERS, INC.
                                    CONECTIV SERVICES, INC.
                                    CONECTIV SOLUTIONS LLC
                                    CONECTIV THERMAL SYSTEMS, INC.
                                    DCI I, INC.
                                    DCI II, INC.
                                    DCTC-BURNEY, INC.
                                    DELMARVA POWER & LIGHT COMPANY
                                    KING STREET ASSURANCE LTD.
                                    PEDRICK GEN., INC.
                                    VINELAND LIMITED, INC.
                                    VINELAND GENERAL, INC.



                                     By: /s/Philip S. Reese
                                         ------------------
                                         Philip S. Reese
                                         Vice President and Treasurer